SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
 (Amendment No. 1)

Under the Securities Exchange Act of 1934

UNITED FUEL & ENERGY CORPORATION

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

910425107

(CUSIP NUMBER)

Falcon Seaboard Investment Company, L.P.
109 North Post Oak Lane
Suite 540
Houston, Texas 77024
Tel. No.: (713) 961-8158
E.H. (Gene) Dewhurst

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 910425107	13D/A
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falcon Seaboard Investment Company, L.P. 76-0510121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,925,733 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14		TYPE OF REPORTING PERSON PN

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 5,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FSI Management L.L.C. 76-0510122
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,925,733 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14		TYPE OF REPORTING PERSON OO

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 5,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Dewhurst Trust U/A dated June 27, 2000 76-0509868
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,925,733 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14		TYPE OF REPORTING PERSON OO

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 5,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D/A
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin H. Young, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,925,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14		TYPE OF REPORTING PERSON IN

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 5,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

CUSIP No. 910425107	13D/A
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) E.H. (Gene) Dewhurst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,290,000 (1)
	8	SHARED VOTING POWER 5,635,733 (2)
	9	SOLE DISPOSITIVE POWER 2,290,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,925,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.2%
14		TYPE OF REPORTING PERSON IN

(1) Includes 3,000 shares of the Issuer’s Series A Preferred Stock, par value $0.001, which are convertible into 2,000,000 shares of the Issuer’s common stock, par value $0.001 as of the date of this filing.

(2) Includes 5,035,000 shares of common stock beneficially held by Thomas E. Kelly, the Issuer’s Chairman of the Board and 600,733 shares of common stock beneficially held by Charles McArthur, a director and the Chief Executive Officer of the Issuer. Falcon Seaboard Investment Company, L.P. and Messrs. Kelly and McArthur have entered into a Voting Agreement, as described in Item 6.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.001 (the “Shares”), of United Fuel & Energy Corporation, a Nevada corporation (the “Issuer”).

This Amendment No. 1 to Schedule 13D is being filed to amend and restate Item 2, Item 3, Item 5 and Item 7. The Schedule 13D is hereby amended as follows:

Item 2.  Identity and Background.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Falcon Seaboard Investment Company, L.P. (“Falcon LP”);

ii)	FSI Management L.L.C. (“GPCo”);

iii)	David Dewhurst Trust U/A dated June 27, 2000 (“Trust”); and

iv)	Martin H. Young, Jr. (“M. Young”)

v)	E.H. (Gene) Dewhurst. (“G. Dewhurst”)

This Statement relates to Shares held for the account of Falcon LP. GPCo is the general partner of Falcon LP. Trust is the managing member of GPCo. M. Young and G. Dewhurst are the Trustees of Trust. Falcon LP is a Delaware limited partnership, GPCo is a Delaware limited liability company, Trust is a trust organized under the laws of the state of Texas and M Young and G. Dewhurst are United States citizens. The principal occupation of each of M Young and G. Dewhurst is to acquire and manage investments for Falcon LP and to act as executive managers of companies affiliated with Falcon LP. G. Dewhurst is also a member of the Company’s board of directors. The address of the principal business office of each of Falcon LP, GPCo, Trust, M. Young and G. Dewhurst is 109 North Post Oak Lane, Suite 540, Houston, Texas 77024.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect so such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 25, 2006, Falcon LP purchased 3,000 shares of the Issuer’s Series A Preferred Stock at $1,000 per share for an aggregate purchase price of $3,000,000, pursuant to a private offering by the Issuer. On November 14, 2006, Falcon LP purchased 290,000 shares of the Issuer’s common stock in a private transaction at a purchase price of $1.00 per share for an aggregate purchase price of $290,000. The source of the funds used to purchase the shares of Series A Preferred Stock and common stock was Falcon LP’s available working capital.

Item 5.  Interest in Securities of the Issuer.

(a) Each of the Reporting Persons may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 7,925,733 Shares that are (i) held for the account of Falcon LP, and (ii) beneficially held by Messrs. Kelly and McArthur. Such shares represent approximately 50.2% of the 13,656,202 Shares outstanding as of November 6, 2006 (increased by 2,000,000 shares of common stock into which the 3,000 shares of Series A Preferred Stock may be converted at any time and increased further by 125,000 options exercisable within the next 60 days), as reported by the Issuer in its 10-Q filed with the Securities and Exchange Commission on November 13, 2006.

(b)  (i) Falcon LP has the sole power to direct the voting and disposition of the 2,290,000 Shares held for its account and each of GPCo (as the general partner of Falcon LP), Trust (as the managing member of GPCo), M Young and G Dewhurst (as a result of their positions as Trustees of Trust) may be deemed to have the sole power to direct the voting and disposition of the 2,290,000 Shares held for the account of Falcon LP.

(ii) Pursuant to the Voting Agreement described in Item 6, Falcon LP has the shared power to vote 5,635,733 Shares beneficially held by Messrs. Kelly and McArthur. As such, GPCo, Trust, M Young and G Dewhurst may be deemed to have the shared power to direct the voting of the 5,635,733 Shares held Messrs. Kelly and McArthur.

(c) Except as described in Item 3, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Statement on Schedule 13D by any of the Reporting Persons.

(d) The limited partners of Falcon LP have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in Falcon LP.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

1. Joint Filing Agreement, dated as of November 22, 2006, by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: November 22, 2006

FALCON SEABOARD INVESTMENT COMPANY, L.P.

By:	/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst
Vice-President-Finance & Treasurer of FSI Management L.L.C, its general partner

FSI MANAGEMENT, L.L.C.

By:	/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst,
Trustee of David Dewhurst Trust U/A dated June 27, 2000, its managing member

DAVID DEWHURST TRUST U/A DATED JUNE 27, 2000

By:	/s/ Martin H. Young, Jr.
Martin H. Young, Jr., Trustee

By:	/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst, Trustee

/s/ Martin H. Young, Jr.
Martin H. Young, Jr.

/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of United Fuel & Energy Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 22, 2006.

FALCON SEABOARD INVESTMENT COMPANY, L.P.

By:	/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst
Vice-President-Finance & Treasurer of FSI Management L.L.C, its general partner

FSI MANAGEMENT, L.L.C.

By:	/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst,
Trustee of David Dewhurst Trust U/A dated June 27, 2000, its managing member

DAVID DEWHURST TRUST U/A DATED JUNE 27, 2000

By:	/s/ Martin H. Young, Jr.
Martin H. Young, Jr., Trustee

By:	/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst, Trustee

/s/ Martin H. Young, Jr.
Martin H. Young, Jr.

/s/ E.H. (Gene) Dewhurst
E.H. (Gene) Dewhurst